Exhibit 99.1

Hello everyone,

My name is Tema McMillon, and I’m an appraiser here at Masterworks.

Our latest offering is a 2012 painting titled, “xExcxsxtxaxtxixcx xFxixgxuxrxexsx” by George Condo. The work is a large-scale example of the artist’s ongoing engagement with multi-figure, cubist compositions.

George Condo is one of the most important contemporary artists working today. Held in the permanent collections of the Museum of Modern Art, the National Gallery and the Tate Modern, Condo has solidified his cultural relevance alongside a strong market presence. In 2021, Condo ranked in the top 30 artists, with total auction turnover in excess of $75 million. Among living artists, Condo ranked fifth.

To provide investment quality offerings, our acquisitions team is actively sourcing works by George Condo and has been offered over 200 pieces from around the world, some of which are in excess of $6 million. Of these works, Masterworks has carefully selected seven to be offered on our platform.

As of August 2022, multi-figure cubist compositions that incorporate both painted and drawn elements account for seven of the artist’s top ten auction records. In July 2020, “Force Field” sold for the US dollar equivalent of almost $7 million at Christie’s, Hong Kong, setting the artist’s top auction record. “Linear Connection” (2010), set the artist’s third highest auction record when it sold for $5 million on November 9, 2021 at Christie’s, New York. “Washington Square Park” (2010), sold for $4.8 million on November 15, 2018 at Christie’s, New York, representing the artist’s fourth highest auction record.

Between November 2012 and May 2021, auction sales of paintings similar to the Offering have increased at an estimated annualized appreciation rate of 18.6%.